■ EX-99.1
Changes in Directors’ Shares

1.	Details
—	Name: Joon-Yang, Chung
(President, elected on February 23, 2007)

—	Address: Daejam dong, Nam-gu, Pohang-city, Gyeongsangbuk-do, Korea

—	Changes in shares

		Number of shares
			Increase	Remaining
Date	Type	Before	(Decrease)	(Mar. 18, 2008)	Purchase Price
Mar. 18, 2008	Common*	0	2,100	2,100	471,101

*	Joon-Yang, Chung purchased the shares on exchange.